PRESS RELEASE

Cellectis Reports Results from Shareholders Meeting Held on June 26, 2025

June 26, 2025 – New York (N.Y.) – Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, held today a shareholders general meeting at 2:30 p.m. CET at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France.

At the meeting, during which approximately 57% of voting rights were exercised, resolutions 1 through 23 and resolutions 25 and 26 were adopted, while resolution 24 was rejected, consistent with the recommendations of the board of directors.

The Cellectis shareholders' meeting appointed Mr. André Muller as a member of the Company's Board of Directors, with immediate effect. In addition, at the close of the AGM, the term of Mr Axel-Sven Malkomes expired, and the previously announced resignation of Mr. Pierre Bastid became effective.

Mr. Muller serves currently (and this until July 1st, 2025) as Chief Executive Officer of Idorsia Pharmaceuticals, Ltd. a listed Swiss biotech company. Previously, Mr. Muller served as Chief Financial Officer of Idorsia Pharmaceuticals, Ltd. and Actelion Pharmaceuticals, Ltd. He held various financial positions at Pierre Fabre SA, an international pharmaceutical and dermo-cosmetics company. Mr. Muller holds a Master's degree in Business Administration from the EMLYON Business School in Lyon.

"We are honored to welcome Mr. André Muller to the Cellectis’ Board of Directors as a director. His extensive experience will be an invaluable asset to the Company. We would also like to express our gratitude to Mr. Pierre Bastid and Mr. Axel Sven-Malkomes, whose directorships terminated at the end of this meeting. Their contribution over the last few years has been exceptional, and their precious support has greatly contributed to the advancement of the Company's strategy," said Jean-Pierre Garnier, Chairman of the Board of Directors of Cellectis.

The detailed results of the vote and the resolutions are available on Cellectis’ website:

https://www.cellectis.com/en/investors/general-meetings/

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

For further information on Cellectis, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:

Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com